UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Suite 751, 815 – 8th Avenue SW
Calgary, Alberta
Canada  T2P 3P2
(403) 543-2187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2006 through to September 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,985,957

	8.	Shared Voting Power 1,896,600

	9.	Sole Dispositive Power 6,985,957

	10.	Shared Dispositive Power 1,896,600

CUSIP No. 887902104	13D	Page 3 of 12 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,882,557

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 26.94%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. TTN Escrow Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

CUSIP No. 887902104	13D	Page 4 of 12 Pages

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 800,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 3.89%

14.	Type of Reporting Person (See Instructions) CO

______________________________________________________________________________________

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

CUSIP No. 887902104	13D	Page 5 of 12 Pages

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,896,600

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,896,600

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%

CUSIP No. 887902104	13D	Page 6 of 12 Pages

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) TTN Escrow Capital Corp. ("TTN")

(iii) Karen Powell

(b)	(i) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(ii) 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada.

(iii) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i) Chief Executive Officer and President; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(ii) Incorporated under the laws of the Province of British Columbia, Canada; Escrow company; Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada

(iii) Self-employed physician and spouse of Dr. Kenneth Powell

(d)	(i) Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) TTN has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(iii) Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 887902104 13D Page 7 of 12 Pages

(ii) TTN has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canadian

(ii) British Columbia, Canada

(iii) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

(i)

On March 16, 2006, Dr. Powell exercised 900,000 warrants at an exercise price of Cdn$0.12 per share and acquired 900,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$108,000.00.

On March 16, 2006, Cameron Powell, the son of Dr. Powell, exercised 50,000 warrants at an exercise price of Cdn$0.12 per share and acquired 50,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$6,000.00

On March 16, 2006, Carson Powell, the son of Dr. Powell, exercised 50,000 warrants at an exercise price of Cdn$0.12 per share and acquired 50,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$6,000.00.

On April 5, 2006, Dr. Powell disposed in the public market 2,000 common shares at a price of Cdn$0.32 per share, 28,000 common shares at a price of Cdn$0.31 and 20,000 common shares at a price of Cdn$0.30 per share.

On April 6, 2006, Dr. Powell disposed in the public market 20,000 common shares at a price of  Cdn$0.31 per share and 30,000 common shares at a price of Cdn$0.32 per share.

On May 5, 2006, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

On May 19, 2006, Dr. Powell exercised 100,000 warrants at an exercise price of Cdn$0.27 per share and acquired 100,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$27,000.00.

       On June 20, 2006, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

On June 20, 2006, Dr. Powell disposed of 220,000 common shares through a private transaction for no consideration.

CUSIP No. 887902104	13D	Page 8 of 12 Pages

On June 23, 2006, Dr. Powell disposed in the public market 130,000 common shares at a price of Cdn$0.31 per share, 40,000 common shares at a price of Cdn$0.32 and 10,000 common shares at a price of Cdn$0.315 per share.

In a private placement of units (“Units”) of the Issuer that closed on July 31, 2006, with each Unit consisting of one common share and one-half of one common share purchase warrant, Dr. Powell acquired 200,000 common shares and 100,000 warrants to purchase common shares. The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn$70,000.00

 In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

      (ii)

TTN was formed to hold common shares of the Issuer (the "Escrow Shares") pursuant to an Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, the Issuer and TTN (the "Escrow Agreement"). The Escrow Shares held by TTN were initially purchased by Michael Paauwe, the former President of the Issuer, and Michael Gossland, the Director of Software Development and Secretary of the Issuer, at a purchase price of Cdn$0.01 per common share. The personal funds of Mr. Paauwe and Mr. Gossland were used to pay the purchase price for such securities.

Pursuant to an agreement dated December 20, 2002 among Dr. Powell, Mr. Kreilein, Mr.     Paauwe, Mr. Gossland and TTN, Dr. Powell and Mr. Kreilein agreed to purchase all of the issued and outstanding securities of TTN in consideration for Cdn$28,500 (the "Share Transfer Transaction").

On May 5, 2006, 300,000 TTN common shares released from escrow were transferred to Dr. Powell for no consideration.

On June 20, 2006, 300,000 TTN common shares released from escrow were transferred to Dr. Powell for no consideration.

TTN Escrow Capital Corp is currently the record holder of 1,200,000 common shares of the Issuer. Dr.  Powell currently owns two-thirds (2/3) of the issued and outstanding securities of TTN, and Mr. Kreilein owns one-third (1/3) of the issued and outstanding securities of TTN. Dr. Powell used his personal funds to pay the purchase price for such securities.

    (iii)

On March 16, 2006, Mrs. Karen Powell, the wife of Dr. Powell, exercised 300,000 warrants at an exercise price of Cdn$0.12 per share and acquired 300,000 common shares. The aggregate amount paid by Mrs. Powell from her personal funds was Cdn$36,000.00.

Also, Mrs. Karen Powell acquired 110,000 common shares.

  Item 4. Purpose of Transaction.

(i)

In a private placement of Units of the Issuer, Dr. Powell acquired 200,000 common shares and 100,000 warrants to purchase common shares. Dr. Powell purchased these securities for investment purposes.

Dr. Powell exercised 900,000 warrants and acquired 900,000 common shares. Dr. Powell exercised these securities for investment purposes.

In public transactions, Dr. Powell disposed a total of 280,000 common shares and in private transactions Dr. Powell disposed a total of 220,000 common shares.

CUSIP No. 887902104	13D	Page 9 of 12 Pages

Cameron Powell, the son of Dr. Powell, exercised 50,000 warrants and acquired 50,000 common shares for investment purposes.

Carson Powell, the son of Dr. Powell, exercised 50,000 warrants and acquired 50,000 common shares for investment purposes.

(ii)

In a private transaction and with respect to TTN Escrow Capital Corp., 600,000 common shares were transferred to Dr. Powell for no consideration.

(iii)

Mrs. Powell, the wife of Dr. Powell, exercised 300,000 warrants and purchased securities for investment purposes.

 Item 5. Interest in Securities of the Issuer.

(a) (i)

Dr. Powell is the beneficial owner of 8,882,557 common shares, or 26.94% of the Issuer's outstanding common shares as of September 14, 2006, which includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are fully vested and exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; (C)  400,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until November 30, 2006; (D) 300,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007; (E) 468,958 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 per share until October 13, 2007 (F) 150,000 common shares underlying warrants that are exercisable any time at an exercise price of price of Cdn$0.30 per share until February 1, 2007 and then at Can$0.40 per share until February 1, 2008; (G) 100,000 common shares underlying  warrants that are exercisable commencing December 1, 2006 at an exercise price of Cdn$0.50 per share until August 31, 2008; (H) 800,000 common shares held in escrow in TTN Escrow Capital Corp.; (I) 1,696,600 common shares held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 200,000 common shares underlying warrants hold by Karen Powell that are immediately exercisable any time at an exercise price of Cdn$0.25 until February 14, 2007; (K) 117,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (L) 10,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per common until February 14, 2007, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (M) 117,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (N) 10,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell.

   (ii)

TTN is the beneficial owner of 1,200,000 common shares, or 3.89% of the Issuer's outstanding common shares as of September 14, 2006.

   (iii)

Karen Powell is the beneficial owner of 1,896,600 common shares or 6.12% of the Issuer’s outstanding common shares as of September 14, 2006, which includes 200,000 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007.

(b)

Number of shares as to which such person has:

CUSIP No. 887902104	13D	Page 10 of 12 Pages

     (i)   (A)

Sole power to vote or to direct the vote of  6,985,957 common shares, which includes (1) 520,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 1,418,958 common shares issuable upon the exercise of warrants; (3) 800,000 common shares which represents Dr. Powell’s shareholdings of TTN Escrow Capital Corp.; (4) 117,000 common shares held by Cameron Powell; (5) 10,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (6) 117,000 common shares held by Carson Powell; and (7) 10,000 common shares issuable upon the exercise of warrants held by Carson Powell.

(B)

Sole power to vote or to direct the vote of 1,200,000 common shares.

(C)

Sole power to vote or to direct the vote of 1,896,600 common shares, which represents 1,696,600 common shares and 200,000 common shares issuable upon the exercise of warrants.

 (ii)     (A)

Shared power to vote or to direct the vote of 1,896,600 common shares, which represents the common shares held by Mrs. Powell and 200,000 common shares issuable upon the exercise of warrants held by Mrs. Powell.

(B)

Shared power to vote or to direct the vote of 0 common shares.

(C)

Shared power to vote or to direct the vote of 0 common shares.

(iii)    (A)

Sole power to dispose or to direct the disposition of 6,985,957 common shares, which includes (1) 520,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 1,418,958 common shares issuable upon the exercise of warrants; (3) 800,000 common shares which represents Dr. Powell’s shareholdings of TTN Escrow Capital Corp.; (4) 117,000 common shares held by Cameron Powell; (5) 10,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (6) 117,000 common shares held by Carson Powell; and (7) 10,000 common shares issuable upon the exercise of warrants held by Carson Powell.

(B)

Sole power to dispose or direct the disposition of 800,000 common shares.

(C)

Sole power to dispose or direct the disposition of 1,896,600 common shares, which represents 1,696,600 common shares and 200,000 common shares issuable upon the exercise of warrants.

(iv)     (A)

Shared power to dispose or to direct the disposition of 1,896,600 common shares, which represents the common shares held by Mrs. Powell and 200,000 common shares issuable upon the exercise of warrants held by Mrs. Powell.

(B)

Shared power to dispose or to direct the disposition of 0 common shares.

(C)

Shared power to dispose or direct the disposition of 0 common shares.

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	TTN did not effect any transactions in the Issuer's common shares since the most recent filing of Schedule 13D.

	(iii)	Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

CUSIP No. 887902104	13D	Page 11 of 12 Pages

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Escrow Agreement, the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange.

Dr. Powell may acquire 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share until December 22, 2008. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010.

Dr. Powell may acquire 400,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per common share until November 30, 2006. Dr. Powell may acquire 300,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per common share until February 14, 2007. Dr. Powell may acquire 468,958 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 per share until October 13, 2007. Dr. Powell may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 per share until February 1, 2007 and then at $0.40 per share until February 1, 2008. Dr. Powell may acquire 100,000 common shares of the Issuer underlying warrants that are exercisable commencing December 1, 2006 at an exercise price of Cdn$0.50 per share until July 31, 2008.

Cameron Powell, the son of Dr. Powell, may acquire 10,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007.

Carson Powell, the son of Dr. Powell, may acquire 10,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007.

Mrs. Karen Powell, the wife of Dr. Powell, may acquire 200,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.25 per share until February 14, 2007.

Item 7. Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 887902104	13D	Page 12 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 14, 2006

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 14, 2006

TTN ESCROW CAPITAL CORP.,
a corporation formed under the laws of the Province
of British Columbia, Canada

/s/ Kenneth Powell
Kenneth Powell, Director

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 14, 2006

/s/ Karen Powell
Karen Powell